Filed pursuant to Rule 433

Registration Statement Nos. 333-202913 and 333-180300-03

FINANCIAL PRODUCTS

FACT SHEET (T556)

Offering Period: June 1, 2015 – June 29, 2015

2 Year Digital-Plus Barrier Notes Linked to the S&P 500® Index and the Russell 2000® Index

Product Terms

•	2-year Digital-Plus Barrier Notes linked to the performance of the S&P 500® Index and the Russell 2000® Index.
•	If the Final Level of the Lowest Performing Underlying is equal to or greater than its Initial Level, then you will be entitled to receive the greater of the Fixed Payment Percentage and the uncapped participation in the appreciation of the Lowest Performing Underlying.
•	If the Final Level of the Lowest Performing Underlying is less than its Initial Level and a Knock-In Event does not occur, you will be entitled to receive the principal amount at maturity.
•	If the Final Level of the Lowest Performing Underlying is less than its Initial Level and a Knock-In Event occurs, you will be fully exposed to any depreciation in the Lowest Performing Underlying.
•	Any payment on the securities is subject to our ability to pay our obligations as they become due.

Issuer:	Credit Suisse AG ("Credit Suisse"), acting through one of its branches
Trade Date:	Expected to be June 30, 2015.
Settlement Date:	Expected to be July 6, 2015.
Underlyings:	The S&P 500® Index and the Russell 2000® Index
Fixed Payment Percentage*:	Expected to be between 13% and 15%.
Knock-In Level*:	For each Underlying , approximately 75% of its Initial Level.
Knock-In Event:	Occurs if the Final Level of any Underlying is equal to or less than its Knock-In Level.
Initial Level:	For each Underlying, the closing level of such Underlying on the Trade Date.
Final Level:	For each Underlying, the closing level of such Underlying on the Valuation Date.
Redemption Amount:	Principal amount * (1 + Underlying Return of the Lowest Performing Underlying).
Lowest Performing Underlying:	The Underlying with the lowest Underlying Return.
Underlying Return:	For each Underlying, if: (a) the Final Level of such Underlying is equal to or greater than its Initial Level, then the greater of (i) the Fixed Payment Percentage and (ii) (Final Level of such Underlying – Initial Level of such Underlying)/Initial Level of such Underlying; or (b) the Final Level of such Underlying is less than its Initial Level and (i) a Knock-In Event occurs, then: (Final Level of such Underlying – Initial Level of such Underlying)/Initial Level of such Underlying; or (ii) a Knock-In Event does not occur, then: zero.
Valuation Date:	June 30, 2017
Maturity Date:	July 6, 2017
CUSIP:	22546VEN2
* To be determined on the Trade Date.

Certain Product Characteristics

•	If the Final Level of the Lowest Performing Underlying is equal to or greater than its Initial Level, offers the greater of the Fixed Payment Percentage and the uncapped participation in the appreciation of the Lowest Performing Underlying.
•	The Knock-In Level for each Underlying will be approximately 75%* of its Initial Level.

Hypothetical Returns at Maturity

Percentage Change from the Initial Level to the Final Level of the Lowest Performing Underlying	Underlying Return of the Lowest Performing Underlying (1)	Redemption Amount per $1,000 Principal Amount (1)(2)
50%	50.00%	$1,500
40%	40.00%	$1,400
30%	30.00%	$1,300
20%	20.00%	$1,200
10%	14.00%	$1,140
0%	14.00%	$1,140
-10%	0.00%	$1,000
-20%	0.00%	$1,000
-30%	-30.00%	$700
-40%	-40.00%	$600
-50%	-50.00%	$500

(1)	Assumes a Fixed Payment Percentage of 14.00%* (the midpoint of the expected range) (to be determined on Trade Date).
(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.

Certain Product Risks

•	Your investment may result in a loss of up to 100% of the principal amount. The Redemption Amount will be less than the principal amount if the Final Level of the Lowest Performing Underlying is less than its Initial Level and a Knock-In Event occurs. In such case, you will be fully exposed to any depreciation in the Lowest Performing Underlying.
•	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.
•	The Redemption Amount will be based on the Underlying Return of the Lowest Performing Underlying and, therefore, you will not benefit from the performance of any other Underlying.
•	The securities are exposed to the risk of fluctuations in the level of the Underlyings to the same degree for each Underlying.
•	The securities do not pay interest.
•	The return on the securities is affected by the Final Level of the Lowest Performing Underlying and the occurrence of a Knock-In Event.

(See “Additional Risk Considerations” on the next page.)

FINANCIAL PRODUCTS

FACT SHEET

Offering Period: June 1, 2015 – June 29, 2015

2 year Digital-Plus Barrier Notes

Additional Risk Considerations

•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.
•	Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.
•	Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.
•	Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities including acting as calculation agent and as agent of the issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary account without prior written approval of the customer.
•	The securities will be affected by a number of economic, financial, political, regulatory and judicial factors that may either offset or magnify each other.
•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlyings.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the preliminary pricing supplement and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities.

Additional Information

IRS Circular 230 Disclosure: Credit Suisse and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with Credit Suisse of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated May 28, 2015, Underlying Supplement dated May 4, 2015, Product Supplement No. I dated May 4, 2015, Prospectus Supplement dated May 4, 2015 and Prospectus dated May 4, 2015 to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-(800)-221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement:
https://www.sec.gov/Archives/edgar/data/1053092/000095010315004229/dp56593_424b2-t556.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.